CONSENT OF INDEPENDENT AUDITORS

We hereby consent to the incorporation by reference in this registration statement on Form 40-F and Form 40-F/A of Klondex Mines Ltd. our report dated March 26, 2013, relating to the consolidated financial statements which appears in the Exhibit 99.6 incorporated by reference in this registration statement.

We also consent to reference to us under the heading “Interests of Experts,” which appears in the Annual Information Form included in Exhibit 99.5, which is incorporated by reference in this registration statement on Form 40-F and Form 40-F/A.

/s/ Crowe MacKay LLP (formerly MacKay LLP)

Vancouver, Canada
September 21, 2015